January 22, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:	Gordon Pointe Acquisition Corp. (the “Company”) Registration Statement on Form S-1 Filed December 22, 2017, as amended File No. 333-222270

Dear Mr. Reynolds:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-222270) (the “Registration Statement”) be accelerated by the SEC so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 24, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Fox Rothschild LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, we hereby advise you that as of the date hereof, 215 copies of the Preliminary Prospectus dated December 22, 2017 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

We, the undersigned, as representative of the several underwriters, have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[signature page follows]

Very truly yours,

B. Riley FBR, Inc.,
as Representative of the Several Underwriters

By:	/s/ Patrice McNicoll
Name: Patrice McNicoll Title: Co-Head Investment Banking